Northern Lights Fund Trust II

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

March 25, 2026

Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust II (CIK No. 0001518042, File Nos. 333- 174926; 811-22549) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Northern Lights Fund Trust II (the “Trust”) has determined that Post-Effective Amendment No. 613 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendment No. 613) (Accession Number: 0001580642-26-001983) filed on its behalf with the U.S. Securities and Exchange Commission (the “Commission”) on March 24, 2026, pursuant to Rule 485(b) under the Securities Act was filed under the wrong Series Identifier and that it is in the best interests of the Trust and the public that the filing be withdrawn.

Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that Post-Effective Amendment No. 613 (Accession Number: 0001580642-26-001983) be withdrawn.

Please direct any questions concerning this letter to David J. Baum, of Vedder Price, P.C. counsel to the Trust at (202) 312-3375.

Very truly yours,
_/s/ Kevin Wolf____________
Kevin Wolf
President, Northern Lights Fund Trust II